                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                        H.E.R.C. PRODUCTS INCORPORATED
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                  404165 10 2
                                (CUSIP Number)

                             Oscar D. Folger, Esq.
                     521 Fifth Avenue, New York, NY 10175
                                 212-697-6464
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 December 1994
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                               (Page 1 of      Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Schedule 13D

CUSIP No.  404165 10 2     13D      Page ___ of ____ Pages
          -------------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld                    ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

                           7.       SOLE VOTING POWER
                                    N/A

                           8.       SHARED VOTING POWER
                                    252,576

                           9.       SOLE DISPOSITIVE POWER
                                    4,286

                           10.      SHARED DISPOSITIVE POWER
                                    652,576

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    504,286

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [x]
         Ms. Huberfeld disclaims beneficial ownership of 152,576
         shares included in Rows 8 and 10

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    18.3%

14.      TYPE OF REPORTING PERSON*
                                    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 Schedule 13D

CUSIP No.  404165 10 2     13D      Page ___ of ____ Pages
          -------------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Naomi Bodner                                         ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

                           7.       SOLE VOTING POWER
                                    N/A

                           8.       SHARED VOTING POWER
                                    252,576

                           9.       SOLE DISPOSITIVE POWER
                                    4,286

                           10.      SHARED DISPOSITIVE POWER
                                    652,576

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    504,286

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [x]
         Ms. Bodner disclaims beneficial ownership of 152,576 shares included in Rows 8 and 10

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    18.3%

14.      TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 Schedule 13D

CUSIP No.  404165 10 2     13D      Page ___ of ____ Pages
          -------------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld/Naomi Bodner Partnership    13-3747316

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

                           7.       SOLE VOTING POWER
                                    100,000

                           8.       SHARED VOTING POWER
                                    N/A

                           9.       SOLE DISPOSITIVE POWER
                                    500,000

                           10.      SHARED DISPOSITIVE POWER
                                    N/A

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    500,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    18.2%

14.      TYPE OF REPORTING PERSON*
                                    PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 Schedule 13D

CUSIP No.  404165 10 2     13D      Page ___ of ____ Pages
          -------------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Huberfeld-Bodner Family Foundation, Inc.    13-3682951

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [x]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                                [x]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

                           7.       SOLE VOTING POWER
                                    152,576

                           8.       SHARED VOTING POWER
                                    N/A

                           9.       SOLE DISPOSITIVE POWER
                                    152,576

                           10.      SHARED DISPOSITIVE POWER
                                    N/A

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    152,576

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.5%

14.      TYPE OF REPORTING PERSON*
                                    CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page _ of _ Pages

Item 1.  Security and Issuer

         This statement relates to Common Stock, $.01 par value per share (the "Common Stock"), of H.E.R.C. Products Incorporated (the "Company"). The address of the principal executive office of the Company is 3622 North 34th Avenue, Phoenix, Arizona 85017.

Item 2.  Identity and Background

         (a) This statement is filed on behalf of Laura Huberfeld, Naomi Bodner, the Laura Huberfeld/Naomi Bodner Partnership of which Laura Huberfeld and Naomi Bodner are the sole general partners ("Partnership"), and the Huberfeld-Bodner Family Foundation, Inc. of which Laura Huberfeld and Naomi Bodner are officers ("Foundation")(collectively the "Reporting Persons").

         (b) The business address for all Reporting Persons is 152 West 57th Street, New York, New York 10019.

         (c) Mmes. Huberfeld and Bodner's principal occupation is personal investments. Partnership is a New York general partnership engaged in investments and financial advice. Foundation, a New York corporation, is a charitable foundation. All Reporting Persons conduct their respective businesses primarily at the address above.

         (d) On January 7, 1993, David Bodner, President of Foundation and Murray Huberfeld, Vice-President of Foundation pled guilty in Federal District Court in the Eastern District of New York to illegal possession of a false identification document in connection with taking a government administered examination. Each of Messrs. Huberfeld and Bodner were fined $5,000 for this misdemeanor offense.

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f)  Each of the individual Reporting Persons is a US citizen.

Item 3.  Source and Amount of Funds or other Consideration

         All of the funds used in the acquisition of Common Stock or warrants to acquire Common Stock came from personal or internal working capital of the Reporting Persons. Foundation's ownership of Common Stock is the result of a donation by Mmes. Huberfeld and Bodner.

                                                             Page _ of _ Pages

Item 4.  Purpose of Transaction

         All securities listed under Item 5 below have been acquired for investment. None of the Reporting Persons has any plans with respect to any of such securities which is referred to in Items 4(a)-4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The following table shows the beneficial ownership of each of the Reporting Persons in the Company's Common Stock, the basis of such ownership, and the percentage of the total number of outstanding shares of Common Stock as of April 28, 1995. The table assumes that the total number of outstanding shares of the Company's Common Stock is 2,350,000.

                     Number of Shares            Percentage of
Name                 Beneficially Owned          Outstanding Shares
- ----                 ------------------          ------------------
Laura Huberfeld/
Naomi Bodner
Partnership(1)        500,000                     18.2%

Laura Huberfeld(2)    504,286                     18.3%

Naomi Bodner(2)       504,286                     18.3%

Foundation            152,576                      6.5%

(1) Includes 400,000 shares of Common Stock issuable upon exercise of warrants.

(2) Includes 500,000 shares owned by or issuable to Partnership, in which Mmes. Huberfeld and Bodner share beneficial ownership. Also includes for each, 4,286 shares of Common Stock issuable upon exercise of warrants. Does not include for each 152,576 shares owned by Foundation, which is a charitable foundation of which Laura Huberfeld and Naomi Bodner are officers. Mmes. Huberfeld and Bodner disclaim beneficial ownership of any of the Common Stock owned by the Foundation.

         (b) Mmes. Huberfeld and Bodner share voting and dispositive power over all securities owned by Partnership. There is no written arrangement respecting these shares voting and dispositive powers.

         (c) The following table sets forth transactions in the Company's Common Stock since January 30, 1995 by the Reporting Persons or their affiliates. All transactions were effected in open market trading.

                                                             Page _ of _ Pages

                                                       Number of           Purchase
Name                              Date                 Shares              or Sale          Price
- ----                              ----                 ------              -------          -----

Foundation (1)                    2/10/95               6,000              Purchase         $2.955
Foundation                        3/08/95              10,000              Purchase         $2.9375
Foundation                        3/15/95               4,000              Purchase         $1.875
Partnership                       3/20/95               1,000              Purchase         $2.25
Partnership                       3/28/95               3,500              Sale             $2.09375
Foundation                        3/28/95               4,000              Sale             $2.09375
Foundation                        3/30/95               2,000              Purchase         $2.125
Foundation                        3/30/95               1,000              Purchase         $2.125
Foundation                        3/30/95                 500              Purchase         $2.125
Foundation                        4/04/95               3,000              Sale             $3.59375
Foundation                        4/04/95               5,000              Sale             $3.59375
Foundation                        4/05/95               1,350              Sale             $3.71875
Partnership                       4/06/95                 100              Sale             $3.50
Foundation                        4/06/95               3,000              Sale             $3.84375
Foundation                        4/13/95               1,000              Purchase         $3.625
Foundation                        4/18/95               1,000              Purchase         $3.50
Foundation                        4/18/95               2,000              Purchase         $3.4375
Foundation                        4/18/95               1,000              Purchase         $3.1875
Foundation                        4/24/95              12,150              Sale             $3.0625

(1) Mmes. Huberfeld and Bodner disclaim beneficial ownership of any of the Common Stock owned by the Foundation.

         (d)  None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.


                                                             Page _ of _ Pages

Item 7.  Material to be Filed as Exhibits

         (1)      Subscription Agreement between the Company and
                  Partnership, dated March 29, 1995.

         (2) Warrant of the Company for the purchase of 400,000 shares issued to Laura Huberfeld/Naomi Bodner Partnership, dated April 6, 1995.

         (3)      Agreement among Reporting Persons to Joint Filing of
                  Schedule 13D.

                                                              Page _ of _ Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 1, 1995


                                  LAURA HUBERFELD/NAOMI BODNER
                                  PARTNERSHIP

                                  By: /s/ Laura Huberfeld
                                  Title: General Partner


                                  /s/ Laura Huberfeld
                                  Laura Huberfeld


                                  /s/  Naomi Bodner
                                  Naomi Bodner


                                  HUBERFELD-BODNER FAMILY
                                  FOUNDATION, INC.

                                  By:  /s/ Murray Huberfeld
                                  Vice President


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